As filed with the Securities and Exchange Commission on December 19, 2006
Registration No. 333-132575

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2
☑  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐  PRE-EFFECTIVE AMENDMENT NO.
☑  POST-EFFECTIVE AMENDMENT NO. 3

PROSPECT ENERGY CORPORATION
(Exact Name of Registrant as Specified in Charter)
10 East 40th Street, 44th Floor
New York, NY 10016
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: (212) 448-0702
John F. Barry III
M. Grier Eliasek
c/o Prospect Capital Management, LLC
10 East 40th Street, 44th Floor
New York, NY 10016
(212) 448-0702
(Name and Address of Agent for Service)
Copies of information to:
Leonard B. Mackey, Jr., Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019-6131
(212) 878-8000
This filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-132575) of Prospect Energy Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 3 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(1)  Financial Statements

The following statements of Prospect Energy Corporation (the “Company” or the “Registrant”) are included in Part A of this Registration Statement:

Page

UNAUDITED FINANCIAL STATEMENTS
Balance Sheets as of March 31, 2006 and June 30, 2005	F-2
Schedule of Investments as of March 31, 2006	F-3
Schedule of investments as of June 30, 2005	F-6
Statements of Operations for the three and nine months ended March 31, 2006, for the three months ended March 31, 2005, for the Nine months ended March 31, 2006, for the Nine months ended March 31, 2005 and for the twelve months ended June 30, 2005
F-8
Statement of Stockholders’ Equity	F-9
Statements of Cash Flows for the three months ended March 31, 2006, for the Nine months ended March 31, 2005 and for the twelve months ended June 30, 2005	F-10
Notes to Unaudited Financial Statements	F-11
AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-18
Balance Sheets as of June 30, 2005 and June 30, 2004	F-19
Schedule of Investments as of June 30, 2005	F-20
Statements of Operations for the year ended June 30, 2005 and for the period from April 13, 2004* through June 30, 2004	F-22
Statement of Stockholders’ Equity for the period from April 13, 2004* through June 30, 2005	F-23
Statements of Cash Flows for the year ended June 30, 2005 and for the period from April 13, 2004* through June 30, 2004	F-24
Notes to Financial Statements	F-25

* Commencement of operations

(2)  Exhibits

Exhibit No.	Description

(a)(1)	Articles of Incorporation**
(a)(2)	Articles of Amendment and Restatement***
(b)(1)	Bylaws***
(b)(2)	Amended and Restated Bylaws***
(c)	Not Applicable
(d)(1)	Form of Stock Certificate***
(d)(2)	Form of Indenture‡
(e)	Form of Dividend Reinvestment Plan***
(f)	Not Applicable
(g)	Form of Investment Advisory Agreement between Registrant and Prospect Capital Management, LLC***
(h)	Underwriting Agreement between Registrant, Prospect Administration, LLC, Prospect Capital Management, LLC and Morgan Keegan & Company, Inc.†
(i)	Not Applicable
(j)	Form of Custodian Agreement****
(k)(1)	Form of Administration Agreement between Registrant and Prospect Administration, LLC***
(k)(2)	Form of Transfer Agency and Registrar Services Agreement****
(k)(3)	Form of Trademark License Agreement between the Registrant and Prospect Capital Management***
(k)(4)	Credit Agreement between Registrant, its domestic subsidiaries, certain Lenders and HSH Nordbank AG*****
(l)(1)	Opinion and Consent of Clifford Chance US LLP, counsel for Registrant*****
(l)(2)	Opinion and Consent of Venable LLP, as special Maryland counsel for Registrant*****
(m)	Not Applicable
(n)	Consent of independent registered public accounting firm for Registrant******
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Code of Ethics***

*	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement under the securities Act of 1933, as amended, on Form N-2 (File No. 333-1322575), filed on June 29, 2006.

**	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on April 16, 2004.

***	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 6, 2004.

****	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 23, 2004.

*****	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-132575), filed on August 1, 2006.

******	Incorporated by reference to the corresponding exhibit number to the Registrant’s Post-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-132575), filed on December 14, 2006.

*******	Filed herewith.

†	Filed herewith.

‡	To be filed by amendment.

ITEM 26.	MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Commission registration fee	$32,000
NASD filing fee	$31,000
Accounting fees and expenses	$50,000
Legal fees and expenses	$250,000
Printing and engraving	$100,000
Miscellaneous fees and expenses	$100,000
Total	$563,000

(1)	These amounts are estimates.

All of the expenses set forth above shall be borne by the Company.

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

The Registrant owns 100% of the outstanding common stock of Gas Solutions Holdings, Inc. and therefore has a controlling interest.

Prospect Capital Management, LLC, a Delaware limited liability company, owns shares of the Registrant, representing 0.14% of the common stock outstanding. Without conceding that Prospect Capital Management controls the Registrant, an affiliate of Prospect Capital Management is the general partner of, and may be deemed to control, the following entities:

Jurisdiction
Name	of Organization

Prospect Street Ventures I, LLC	Delaware
Prospect Management Group LLC	Delaware
Prospect Street Broadband LLC	Delaware
Prospect Street Energy LLC	Delaware
Prospect Administration LLC	Delaware

ITEM 29.  NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the approximate number of record holders of our common stock at May 27, 2006.

Number of
Title of Class	Record Holders

Common Stock, par value $.001 per share	7,100

ITEM 30.  INDEMNIFICATION

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate ourselves to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Capital Management, LLC (the “Adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as an Investment Adviser of the Company.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration, LLC and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration, LLC’s services under the Administration Agreement or otherwise as administrator for the Company.

The Administrator is authorized to enter into one or more sub-administration agreements with other service providers (each a “Sub-Administrator”) pursuant to which the Administrator may obtain the services of the service providers in fulfilling its responsibilities hereunder. Any such sub-administration agreements shall be in accordance with the requirements of the 1940 Act and other applicable federal and state law and shall contain a provision requiring the Sub-Administrator to comply with the same restrictions applicable to the Administrator.

The Underwriting Agreement provides that each Underwriter severally agrees to indemnify, defend and hold harmless the Company, its directors and officers, and any person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally the Company or any such person may incur under the Act, the Exchange Act, the 1940 Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information concerning such Underwriter furnished in writing by or on behalf of such Underwriter through the managing Underwriter to the Company expressly for use in this Registration Statement (or in the Registration Statement as amended by any post-effective amendment hereof by the Company) or in the Prospectus contained in this Registration Statement, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in this Registration Statement or such Prospectus or necessary to make such information not misleading.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing member, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-62969), and is incorporated herein by reference.

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1) the Registrant, Prospect Energy Corporation, 10 East 40th Street, 44th Floor, New York, NY 10016;

(2) the Transfer Agent, American Stock Transfer & Trust Company;

(3) the Custodian, U.S. Bank National Association; and

(4) the Adviser, Prospect Capital Management, LLC, 10 East 40th Street, 44th Floor, New York, NY 10016.

ITEM 33.	MANAGEMENT SERVICES

Not Applicable.

ITEM 34.	UNDERTAKINGS

1. The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

2. Any securities not taken in a rights offering by shareholders are to be reoffered to the public, an undertaking to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, we will file a post-effective amendment to set forth the terms of such offering.

3. The Registrant undertakes that:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the

1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e) that, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(f) if the Registrant intends to issue securities other than its shares of common stock, at or before the time the Registrant files a prospectus supplement regarding the offering of such securities pursuant to Rule 497 under the Securities Act of 1933, it will file a post-effective amendment with an opinion regarding the validity of such securities included as an exhibit.

(g) that, the Registrant will only use this registration statement to issue common stock unless and until there is further guidance from the Commission indicating that registration statements of this sort may be used to issue other types of securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 19th day of December 2006.

PROSPECT ENERGY CORPORATION

By:	/s/ John F. Barry III
John F. Barry III
Chief Executive Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 19, 2006. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title

/s/ John F. Barry III John F. Barry III	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)

EXHIBIT INDEX

(2)  Exhibits

Exhibit No.	Description

(a)(1)	Articles of Incorporation**
(a)(2)	Articles of Amendment and Restatement***
(b)(1)	Bylaws***
(b)(2)	Amended and Restated Bylaws***
(c)	Not Applicable
(d)(1)	Form of Stock Certificate***
(d)(2)	Form of Indenture‡
(e)	Form of Dividend Reinvestment Plan***
(f)	Not Applicable
(g)	Form of Investment Advisory Agreement between Registrant and Prospect Capital Management, LLC***
(h)	Underwriting Agreement between Registrant, Prospect Administration, LLC, Prospect Capital Management, LLC and Morgan Keegan & Company, Inc.†
(i)	Not Applicable
(j)	Form of Custodian Agreement****
(k)(1)	Form of Administration Agreement between Registrant and Prospect Administration, LLC***
(k)(2)	Form of Transfer Agency and Registrar Services Agreement****
(k)(3)	Form of Trademark License Agreement between the Registrant and Prospect Capital Management***
(k)(4)	Credit Agreement between Registrant, its domestic subsidiaries, certain Lenders and HSH Nordbank AG*****
(l)(1)	Opinion and Consent of Clifford Chance US LLP, counsel for Registrant*****
(l)(2)	Opinion and Consent of Venable LLP, as special Maryland counsel for Registrant*****
(m)	Not Applicable
(n)	Consent of independent registered public accounting firm for Registrant******
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Code of Ethics***

*	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-1322575), filed on June 29, 2006.

**	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on April 16, 2004.

***	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 6, 2004.

****	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 23, 2004.

*****	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-132575), filed on August 1, 2006.

******	Incorporated by reference to the corresponding exhibit number to the Registrant’s Post-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-132575), filed on December 14, 2006.

*******	Filed herewith.

†	Filed herewith.

‡	To be filed by amendment.